Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Ambow Education Holding Ltd.

Registration Statement on Form F-1

File No. 333-220207

Dear Mr. Spirgel:

We hereby join in the request of Ambow Education Holding Ltd. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:30pm on May 31, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated May 9, 2018:

Number of Copies
Institutions	30
Individuals	200
Total	230

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very Truly Yours,
By: The Benchmark Company, LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	Head of Equity Capital Markets